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SEC MAIL PROCESSING
RECEIVED
MAY 1 5 2015
WASH, DC
SECTION
180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 1-A**

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Chameleon Media Group, Inc.**

**A Nevada Corporation**

**Principal Executive Office:**
**600 N. Rosemead Boulevard, Suite 100**
**Pasadena, CA 91107**
**Phone: 626-435-7866**

**Agent for Service**

Nevada Discount Registered Agent
941 Meadow View Drive
Gardnerville, NV 89460
Phone: 775-782-6587

**7812**
(Primary Standard Industrial Classification Code Number)

**47-395-1469**
(I.R.S. Employer Identification NUmber)

# PART I - NOTIFICATION

## ITEM 1. Significant Parties

### A. Chameleon Media Group, Inc. ("the Issuer" or "the Company")

(a) the issuer's directors:

Fernando A. Periera, Director

Alan J. Bailey, Director

Address: 600 N. Rosemead Boulevard, Suite 100, Pasadena, CA 91107

(b) the issuer's officers:

Fernando A. Periera, Chief Executive Officer

Alan J. Bailey, Chief Financial Officer, Treasurer

Address:

( c) None

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Please refer to Part III, Exhibit Item 2 (2) for the Company's organizational charter, bylaws, Series B Preferred Designation Certificate; and Amendments, if any to each of the foregoing.

Fernando A. Periera owns 50,500,000 of the Issuer's Restricted Common Shares, 25,000,000 of which are subject to a two year lock up agreement. Mr. Periera controls 72% of the Company's Common Stock.

Fernando A. Periera owns 1,000,000 Series B Preferred Shares

Alan J. Bailey, owns 15,000,000 of the issuer's Restricted Common Shares, 7,000,000 of which are subject to a two year lock up agreement. Mr. Bailey controls 21% of the Company's Common Stock.

Xavier Monroy owns 5,000,000 of the Issuer's Restricted Common Shares, 2,000,000 of which are subject to a two year lock up agreement. Mr. Monroy controls 7% of the Company's Common Stock.

(e) beneficial owners of 5% or more of any class of the issuer's equity securities: None

(f) promoter's of the issuer: None

(g) affiliates of the issuer:

Xavier Monroy

Address: 6176 Crawford Street., San Diego, CA. 92120

(h-m) N/A

**Item 2. Application of Rule 262**

(a) No person identified in response to Item 1 is subject to any disqualification provision as set forth in Rule 262.

(b) N/A

**Item 3. Affiliate Sales**

The proposed offering does not involve the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations for at least one of the last two fiscal years.

**Item 4. Jurisdiction in Which Securities Are to be Offered.**

(a) No securities are to be offered by underwriters, dealers or salespersons.

(b) As of the date of this Offering Statement, the Issuer has not identified jurisdictions in which to offer regulation a Stock, as it has not ascertained the viability or made inquiry of potential investors. The issuer will only offer securities in states and jurisdictions where any such offering complies with such jurisdictions's laws and regulations. The Company is mindful of potential state qualification and registration requirements which will require compliance action on the part of the Company.

**Item 5. Unregistered Securities Issued or Sold Within One Year.**

(a) None

(b) None

( c) None

**Item 6. Other Present or Proposed Offerings.**

**State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.**

In order to initiate its initial and intended business plans of its three divisions in accordance with the schedule s proposed by Management, the issuer must raise at least $7 million, if not more, within one year to eighteen months. The three divisions encompass the installation and expansion of entertainment rental kiosks, the expansion of the African American Medical Network, and the production of film and television content. If this Regulation A Offering is successful in raising the maximum amount of $5 million, the Issuer would need to raise $2 Million or more to execute the deployment of 2000 entertainment rental kiosks, fully fund the production of 50 episodes of a half hour children's television program, as well as expand the African American Medical Network to 1000 locations, representing an optimum case scenario under its business objectives. Further, the Company and its Board are considering the feasibility of later expanding the business of the entertainment rental kiosks over a going forward time line into the deployment of automated retail boxes in other retail situations besides entertainment rental kiosks. This possible later deployment of automated retail boxes in other retail situations is in the discussion phase only and may or may not be implemented by Management. Nevertheless, this potential line of business expansion does raise issue of anticipating the need for further capital to fund such potential expansion.

Accordingly, the Company will seek authorization from the Board of Directors to pursue discussions concerning a Regulation D or Regulation S offering, which in the case of the Regulation D offering would be offered solely to qualified and accredited investors with which: (1) the company has developed or may develop a relationship from a strategic investment pont of view; or (2) the Company has a prior relationship or connection through friends, family and/or known business connections. There will be no general solicitations of the such an offering. With regards to a Regulations S offering, the Company will, in the case of such an offering, comply with the safe harbor provisions and regulations governing such an offering. The securities offered in either of the aforementioned two potential scenarios could be either restricted common stock or restricted preferred stock of a different designation than the existing Series B Preferred Stock. The Company hereby makes very clear that such Regulation D or Regulation S offerings, and their terms and conditions, are separate and distinct from this Regulation A Offering, and that each Offering has its unique advantages and restrictions.
The pricing of any regulation D or regulation A offering is anticipated to be at a discount to this Regulation A Offering, as such stock would be restricted for applicable regulatory

periods of time, and because the objective would be to secure large blocks of investment from strategic partners and known referrals which have industry alignment, vision and synergy with the company and its objectives. A portion of any such investment raised may also be directed towards the development of film and television projects, as well as the deployment of automated retail boxes in targeted growth industries besides entertainment kiosks.

A further capital raise and offering may be dilutive to current shareholders, as well as to any persons which become shareholders by virtue of subscribing to this Regulation A Offering.

**Item 7. Marketing Arrangements**

**The Company does not presently have marketing arrangements as described in (a) and (b) of this Section below.**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes: **N/A**

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: **N/A**

(2) To stabilize the market for any of the securities to be offered: N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: **N/A**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: **N/A**

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

No expert named in the offering statement as having prepared or certified any part thereof has been employed for such purpose on a contingent basis, nor, at any time of such preparation or certification or at any time to date, has had a material interest in the issuer or any of its parent or subsidiaries. No such expert was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee. No contingency arrangements presently exist for any such expert.

**Item 9. Use of a Solicitation of Interest Document: N/A**

No publication authorized by Rule 254 regarding "Solicitation of Interest" has been used prior to the filing of this notification.

Name:________________

No.:_________________

# CHAMELEON MEDIA GROUP, INC.

## CONFIDENTIAL REGULATION A OFFERING CIRCULAR

### Offer of up to $5,000,000 in Common Stock, or 20,000,000 Shares, at $.25 per Share

Date: May 1, 2015

| | |
|---|---|
| Type of Securities offered: | **Common Stock** |
| Maximum number of Securities offered: | **Up to 20,000,000 Shares of Common Stock** |
| Minimum number of Securities offered: | **500,000 Shares, for $125,000** |
| Price per security: | **$.25 per share** |
| Total Proceeds: If maximum sold: | **$5,000,000** |
| If minimum sold: | **$ 125,000** (see Question 9 and 10) |

Is a commission selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to the public?: **N/A**

Is there other compensation to selling agent(s)?: **N/A**

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (see Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (see Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No

**The Company does not intend to offer securities under the Regulation A Offering to affiliates. Affiliate sales, including sales to officers, directors, would require present transfer restrictions as the Company has not had Net Operating Income in either of the past two years.**

**INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITY HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE US SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.**

**NEITHER THE US SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

**State Regulation or Qualification**

**the Company has not yet begun the qualification or registration process of this Offering in any State jurisdiction, pending the filing of this Regulation A Offering Statement with the SEC and its federal qualification. Once the Offering is qualified, the Company intends to test waters for interest and identify potential investors. At such point that interest is identified, the Company intends to comply with**

**appropriate state and jurisdictional procedures to propose the Offering to investors in such states or jurisdictions.**

## THE COMPANY

**Exact corporate name:** **Chameleon Media Group, Inc.**

**State and date of incorporation:** **Nevada, April 21, 2015**

**Street address of principal office:** **600 N. Rosemead Boulevard, Suite 100, Pasadena, CA 91107**

**Telephone: (626) 435-7866**

**Persons to contact regarding the Offering: Fernando A. Periera, CEO**

**Our representatives will be available to consult with any potential investor who is a recipient of this Offering Circular.**

**We undertake to make available to every investor during the course of this Offering and prior to sale, the opportunity to ask questions of and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information necessary to verify the accuracy of the information contained in this Offering Circular or for any other purpose relevant to a prospective investment in the securities offered hereby.**

**Note: In addition to the risks set forth in this Offering Circular, businesses are often subject to risks unforseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.**

**2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risks or speculative (i.e, those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).**

**PLEASE NOTE THAT SOME OF THESE RISK FACTORS MAY BE OF EQUAL WEIGHT AND THE PRESENCE OF ANY OF THESE RISK FACTORS COULD CAUSE AN INVESTOR TO LOSE ALL OR PART OF ITS INVESTMENT.**

## RISK FACTORS

***The Company has no operating history and at present we are uncertain of future possibility.***

The Company is a development stage company with no operating history, limited capitalization, as well as limited assets. Absent a substantial capital raise and a successful implementation of its business plan, the Company may not become profitable, cease operations, the direct result of which will be the complete loss of an investor investment.

***We are minimally capitalized. There is no assurance that we will be successful in a capital raise. We have a significant need to raise additional funds to accomplish our business plan and become profitable. Given these circumstances and uncertainties, any investor in our Offering will risk the total loss of their investment.***

Our Company is dependent upon raising substantial capital to execute upon our business plan. At present we are minimally capitalized. The Company has identified for its New Technology Media Distribution division, the opportunity to enter into the entertainment rental kiosks business. We need to raise at least $3 million dollars to execute upon our immediate plan for the installation of an estimated 300 entertainment rental kiosks. There is no assurance that the Company can raise the Minimum Amount or up to the Maximum of this Offering of up to $5 million dollars.

Even if the Company can raise this Offering's Maximum Amount, there is no assurance that the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to successfully upon its business plan. There is also no assurance that the Company will be able to obtain additional financing necessary to continue its business on a timely basis or on acceptable terms. This could lead to the loss of investor's entire investment. It could also lead to dilution and additional finance terms that are adverse to your interest.

The Company's other two divisions are also dependent upon raising substantial capital in order to fully execute our business plan which encompasses all three divisions working synergistically, though remaining independent, at some point in the future. The Company's minority focused medical networks at present are primarily focused upon the African American community with locations nationwide in 279 locations. The company has the opportunity to initially license and then subsequently existing programming for the network that specifically targets the medical conditions that are specific to the African American community in larger number than the general populace. The network provides a significant opportunity for the Company to derive revenue from the sale of advertising that not only supports the medical information provided by virtue of the programming, but also advertising that is target marketed specifically to the African American community's varied demographics. The Company needs to raise at least $1 million dollars to execute upon the Company's immediate business plan for the Company's minority medical network division. There is no assurance that the Company will be able to raise the Minimum Amount or up to the Maximum Amount of this Offering of up to $5 million dollars. However, even in the event the Company can raise this Offering's Maximum Amount, there is no assurance the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to execute successfully on its business plan for the medical network division.

The Company's third division, which is engaged in media production inclusive of film and television programming, is absolutely dependent upon raising substantial capital in order to fully execute the Company's intended business plan for the division. The Company needs to raise at least $1 million dollars to fully implement the Company's business plan for the division. There is no assurance that the Company will be able to raise the Minimum Amount or up to the Maximum Amount of this Offering of up to $5 million dollars. However, even in the event the Company can raise this Offering's Maximum Amount, there is no assurance the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to execute successfully on its business plan for its media production division.

**TABLE OF CONTENTS**

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 60 pages.

**INTENTIONALLY LEFT BLANK**

**THE SECURITIES OFFERED ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. NO INVESTMENT IN THE UNITS SHOULD BE MADE BY ANY PERSON NOT FINANCIALLY ABLE TO LOSE THE ENTIRE AMOUNT OF THEIR INVESTMENT. PLEASE CONSULT YOUR FINANCIAL ADVISOR BEFORE MAKING AN INVESTMENT IN THESE SECURITIES, AS THEY MAY NOT BE SUITABLE FOR YOUR PORTFOLIO. SEE "RISK FACTORS" BEGINNING ON PAGE .**

## THE COMPANY

**1. Exact corporate name:** Chameleon Media Group, Inc.

**State and date of incorporation:** Nevada, April 21, 2015.

**Fiscal year:** 12/31

**Street address of principal office:** 600 N. Rosemead Boulevard, Suite 100, Pasadena, CA
**Company telephone number:** (626) 435-7866

**Person(s) to contact at Company with respect to this offering:**
Fernando A. Periera, CEO

**Our representatives will be available to consult with any potential investor who is a recipient of this Offering Circular.**

**We undertake to make available to every investor during the course of this Offering and prior to sale, the opportunity to ask questions of and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information necessary to verify the accuracy of the information contained in this Offering Circular or for any other purpose relevant to a prospective investment in the securities offered hereby.**

**Note: In addition to the risks set forth in this Offering Circular, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering circular potential investors should keep in mind other possible risks that could be important.**

**2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide adequate return.**

**PLEASE NOTE THAT SOME OF THESE RISK FACTORS MAY BE OF EQUAL WEIGHT AND THE PRESENCE OF ANY OF THESE RISK FACTORS COULD CAUSE AN INVESTOR TO**

**LOSE ALL OR PART OF ITS INVESTMENT.**

## RISK FACTORS

***Our Company has no operating history and presently have limited assets. We are uncertain of future profitability.***

Our Company is a development stage company the whole of which is comprised of individual entities, some of which possess a limited operating history. Our African American Medical Network was acquired from its prior owner in 2014 on a revenue share basis with a discounted cash final payment at a future ate to be mutually agreed upon between the Company and the division's former owner. The network in 2013 operated at a loss pursuant to the lack of appropriate exploitation of its revenue potential. In our attempts to properly exploit the revenue potential of the network, our Company may experience substantial operational losses and negative cash flows over an extended period of time. Our company is presently at risk as a going concern. Without a substantial capital raise and successful implementation of our business plan, including expansion of medical office locations and advertising agreements with strategic advertisers, our company may not be profitable, we may cease operations, and an investor has the risk of losing its entire investment.

***We are minimally capitalized. There is no assurance that we will be successful in a capital raise. We have a significant need to raise additional funds to accomplish our business plan and become profitable. Given these circumstances and uncertainties, any investor in our Offering will risk the loss of its total investment.***

Our Company is dependent upon raising substantial capital to execute upon our business plan. At present we are minimally capitalized. The Company in its proposed New Technology Media Distribution division, seeks to acquire 100 entertainment rental kiosks at an aggregate cost of approximately $2 million. Over the course of time the Company, utilizing a combination of revenue derived from the initial 100 kiosks, as well as additional capital raised subsequent this Offering, will seek to acquire another 200 entertainment rental kiosks. There is no assurance that the Company can raise the Minimum Amount or up to the Maximum of this Offering of up to $5 million dollars.

Even if the Company can raise this Offering's Maximum Amount, there is no assurance that the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to successfully upon its business plan. There is also no assurance that the Company will be able to obtain additional financing necessary to continue its business on a timely basis or on acceptable terms. This could lead to the loss of investor's entire investment. It could also lead to dilution and additional finance terms that are adverse to your interest.

The Company's other two prospective divisions are also dependent upon raising substantial capital in order to fully execute our business plan which encompasses all three divisions working synergistically, though remaining independent, at some point in the future. The Company has identified a minority focused medical network at present existing within the framework of an inoperative corporation that is primarily focused upon the African American and Hispanic community with locations nationwide in approximately 279 locations. The Company has the opportunity to acquire the assets of the inoperative corporate entity on a revenue sharing basis with a engagement cost of the acquisition to be derived from the use of proceeds in this Offering. The Company will initially license and then subsequently acquire the existing educational programming for the network that specifically targets the medical conditions that are specific to the African American and Hispanic communities. The network provides a significant opportunity for the Company to derive revenue from the sale of advertising that not only supports the medical information provided by virtue of the programming, but also advertising that is target marketed specifically to the African American community's varied demographics. The Company needs to raise at least $1 million dollars to execute upon the Company's immediate business plan for the Company's minority medical network division. There is no assurance that the Company will be able to raise the Minimum Amount or up to the Maximum Amount of this Offering of up to $5 million dollars. However, even in the event the Company can raise this Offering's Maximum Amount, there is no assurance the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to execute successfully on its business plan for the medical network division.

The Company's third division, which is engaged in media production inclusive of film and television programming, is absolutely dependent upon raising substantial capital in order to fully execute the Company's intended business plan for the division. The Company needs to raise at least $1 million dollars to fully implement the Company's business plan for the division. There is no assurance that the Company will be able to raise the Minimum Amount or up to the Maximum Amount of this Offering of up to $5 million dollars. However, even in the event the Company can raise this Offering's Maximum Amount, there is no assurance the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to execute successfully on its business plan for its media production division.

***We have significant entertainment rental kiosk competitors which are well established, significantly more capitalized, have significant national reach in locations as well as number of kiosks. We compete with Redbox, regional and local kiosks, as well as brick and mortar retail companies, inclusive of numerous competitors that distribute entertainment, games, and related accessories through the internet and a variety of other distribution channels that could be considered "next generation." These competitive pressures could seriously harm our business, financial condition and results of operations.***

The Company's rental kiosk business faces direct competition from Redbox, owned by a well capitalized public company. Redbox is a well established and profitable entertainment rental kiosk company, owned by Outerwall Inc., with over 44,000Redbox kiosks, in 36,400 locations in the U.S., Canada, and Puerto Rico, (See Outerwall, Inc., Form 10-k, filed with the SEC on February 6, 2014). We face both consumer and retailer acceptance of our Company's entertainment kiosk brand. Both retailers and consumers are highly aware of Redbox which has a large national sales force. It is the opinion of the Company that the Company possesses particular strategic competitive advantages over Redbox to consumers and retailers, (see Description of Business in Item 3), the company needs to raise capital to employ a sales force, gain name recognition through advertising and marketing, as well as to deploy a significant number of entertainment rental kiosks to be able to gain market share, specifically in retail locations that may not be of sufficient size for Redbox while presenting an opportunity for the Company, inclusive of locations currently occupied by Redbox wherein the company may be able to displace Redbox pursuant to our targeted market strategy.

The demise of the formerly well established brick and mortar locations that were once the domain of Blockbuster and Hollywood Video presents an opportunity for the Company to grow by the potential placement of the Company's kiosks in locations approximate to the locations formerly occupied by these entities that are no longer in existence.

The entertainment rental kiosk division also competes with other non-kiosk entertainment providers, including those that utilize other distribution channels, that may possess more experience with a greater and/or more appealing inventory, be better financed, with more established relationships within the movie and video gaming industries, than those currently possessed by the Company. Some of these channels are:

- mail-delivery and online/streaming retailers such as Netflix, or Amazon;
- Cable, satellite, broadcast and telecommunications providers, i.e., Comcast, DISH, or DIRECTV;
- traditional movie programmers such as HBO or Showtime;
- content as provided via the internet that include providers such as iTunes, YouTube, Hulu or Google;
- brick and mortar locations in the vain of WalMart, Barnes and Noble, and other chain stores that sell DVD and video games such as Target.

***We have significant entertainment content producer competitors which are well established, significantly more capitalized, have significant distribution, agency and studio relationships. These competitive pressures could seriously harm our business,***

***financial condition and results of operations.***

Some segments of the film and television industry are highly competitive. In the Production Phase, competition will affect the Company's ability to obtain the services of preferred performers and other creative personnel. The Company will be competing with the producers of other motion pictures and programs in arranging for distribution in the domestic marketplace and in other markets and media. In the Distribution Phase, competition will limit the availability of viewers required for the successful distribution of the television programs. The television programs will be competing directly with other television programs and indirectly with other forms of public entertainment. The Company will compete with numerous larger film and television program production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of film and television programs.

***Our majority stockholders presently control over 70% of the Common Stock of the Company. This fact means that they will control any material decision affecting the Company, regardless of what an investor's percentage ownership of Common Stock will be after this Offering. Also, the Company's Board of Directors may issue and fix the terms of shares of the Company's Preferred Stock without stockholder approval, which could adversely affect the voting powers of holders of Common Stock or any change in control of the Company, the Board and the majority shareholders will control the strategic direction of the Company.***

The practical effect of such control means that the majority shareholders may consent to any number of material actions concerning the Company which may conflict in interest with you and other minority shareholders, including but not limited to, the Company debt and equity capitalization structure; reverse and forward splits; the issuance of new stock and debt; the authorization of convertible debt, convertible preferred stock, stock warrants and stock options, and the issuance of stock upon conversion or exercise of such instruments; the sale of a majority interest in the Company's stock; change in strategic direction of the Company; an adjustment in the deployment of the capital raised to accommodate strategic objectives; the dilution of existing stockholders; and many other actions which may adversely affect your stock interest and investment.

***Our offering price is arbitrarily determined and does not represent our underlying asset value, future growth or profit potential. There is presently no public trading market for our Common Stock. Accordingly, you may not be able to resell your stock in either the public or private markets, and even if you can, you might not recoup your initial investment.***

At present, there exists no public or private market for the Common Stock of the Company. There is no assurance of either a public or private market developing for the Common Stock of the Company. Accordingly, any investor may not be able to resell any stock purchased in this Offering in either the public or private market.

Even in the event an investor is able to sell his or her stock, the investor may not recoup the full amount of their initial investment. The price of the Company's Common Stock under this Offering has been arbitrarily determined by the Board of directors, and does not actually reflect the book value, cash value, or projections of the Company based upon metrics such as actual discounted cash flow. Accordingly, the public or private market price for the stock, if any such market were to exist, may be significantly less than the per share price of this Offering. As mentioned, no such market may ever exist. Further market forces may drive the Company's stock price down for any number of reasons. Any investor in this Offering must bear the risk of losing its entire investment.

***While the Regulation A Stock Offered hereunder is freely tradable under federal law in he hands of non-affiliates (presuming SEC qualification and no change in SEC rules or action thereunder), such stock may not be resold or freely traded in states which do not recognize the resale of such securities. In states which do recognize such resale, typically such resale must be made in unsolicited broker transactions. Additional state restrictions and qualifications may apply, and the holder bears the risk of compliance.***

Once qualified, Regulation A stock is typically freely tradable in the hands of non-affiliates under the exemption set forth in Rule 251, et seq. of Regulation A, unless reason were to exist for a suspension or withdrawal of the exemption. At the state level, however, certain states do not presently recognize the federal exemption for regulation A stock and resale may not be permitted. In such states that do recognize the federal exemption for Regulation A, typically, such resale must be made in "unsolicited transactions." No broker may be involved in unsolicited transactions. Individual states may impose additional restrictions and qualification requirements upon regulation A qualified stock, and the holder of such stock bears the risk of compliance with state law. According to the OTC Markets, the following states do not recognize exemptions for unsolicited transactions in regulation A stock: New York, Pennsylvania, Tennessee, Arkansas, Louisiana, and Texas.

***The SEC is currently developing new rules for Regulation A qualified stock in connection with the passage of the federal Jobs Act. When those rules are issued and approved, it is possible they could affect any exempt federal free trade status of stock issued under this Offering.***

The SEC has proposed new rules for Regulation A, including rules to implement a Congressionally mandated increase in the limits of regulation A offerings from $5 million to $50 million. The SEC, in its rule making, has proposed that for companies which make offerings under Regulation A exceeding $5 million and up to $50 million, such companies must have audited financials. The SEC is also proposing a blanket exemption from state qualification and blue sky requirements for such $5 million up to $50 million offerings. The treatment of offerings under Regulation A which do not exceed $5 million, or the treatment of stock qualified under regulation A prior to the issuance of such new rules is unclear.

While it is possible that the SEC could grandfather previously filed Regulation A offerings and/or stock previously qualified under Regulation A, there can be no assurance that any exemption permitted by current Regulation A rules will remain in place following the adoption and issuance of new rules. Further, the SEC could impose audit and other requirements to qualify for the new Regulation A rules. In any event, while the Company does not anticipate adverse action and will maintain efforts to comply with SEC rules, the SEC does not presently have authority to suspend the current Regulation A exemption under the conditions set forth in rule 258. Under any of these circumstances, the Company could be required to register its stock, undergo a lengthy audit, suspend trading, restrict its Common Stock, and/or comply with other conditions imposed by the SEC , state commissions, FINRA, and/or the DTC. Any such suspension or SEC action which removes or fails to recognize the Regulation A exemption would materially restrict trading and transfer in the company's stock and significantly impair the liquidity of investors for what could be an indefinite period of time.

***The Company is dependent upon its key personnel. The Company has no staff. The Company will need to recruit and retain qualified personnel to successfully grow the businesses of the Company.***

The future of the Company will largely be dependent upon the efforts, specialized expertise of its current directors and officers, particularly, Fernando A. Periera, CEO and director.

Further, the Company presently has no staff to deploy a regional or national business plan of critical growth. If the Company does not raise sufficient capital, it will not be able to hire additional staff, either as consultants or as employees, and its business plan may not be executed.

The Company does not have employment contracts or key man life insurance with respect to any of its officers or key personnel. The loss of any of these principals may adversely affect the business and prospects of the Company and may cause an investor to lose his/her entire investment.

***The Company is dependent upon third-party manufacturers, suppliers, and service providers for key components and substantial support for its kiosks.***

As potential operators in the automated retail kiosks business within the entertainment industry, the Company is not a manufacturer of any such kiosks. Therefore, the Company is dependent upon third-party manufacturers, suppliers and service providers for key components ans substantial support for its kiosks. While the Company intends to maintain excellent relationships with its manufacturers, suppliers, and service providers, the Company does not have any exclusive relationships with any of them. The continuity and maintenance of these relationships will depend upon the Company's ability to become profitable in order to pay its trade receivables and the Company's equipment financing obligations. In an effort to stay competitive with Redbox and other entertainment kiosk companies, as well as having the ability to develop retail kiosks in other non-entertainment retail areas, the Company must be able to afford and deploy state of the art kiosks.

***We do not expect to pay any dividends and investors should not buy the Company's Common Stock expecting to receive dividends.***

The Company has no obligation to pay dividends to shareholders, and the Company has no expectation to pay dividends in either the near term or long term. Even in the event of the Company becoming profitable and no longer being classified as a "development stage" company, the Company will have no obligation to pay dividends to shareholders. No one should purchase the stock of the Company in the expectation of receiving dividends, or market appreciation of the value of the Company's stock.

**Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering circular potential investors should keep in mind other possible risks that could be important.**

**INTENTIONALLY LEFT BLANK**

## BUSINESS AND PROPERTIES

**3. With respect to the business of the Company and its properties:**

**(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.**

The Company is designed as a multimedia company with a specific intent to be involved in the acquisition, creation, production and distribution of film and television content within the various distribution platforms presently existing in the marketplace. The Company has identified an opportunity to enhance its content distribution through the acquisition of the dormant assets of an entity previously engaged in the production and broadcasting of educational video content within the minority community, specifically the African and Hispanic communities. The Company envisions three separate and distinct divisions, each with its own business plan all of which are thereafter consolidated on the Company's balance sheet upon commencement of operations. The divisions serve to compliment and enhance each other from the standpoint of production and exploitation. The business of each division is outlined herein below as follows:

### Entertainment Rental Kiosk Division

Despite the recent rapid decline and subsequent demise of brick and mortar video distribution channels as evidenced by Blockbuster and Hollywood Video retail and rental distribution outlets, the marketplace has been explosive with the growth of new paradigms for the delivery of content to the consumer. Redbox is the dominant distributor of content in the entertainment rental business, which includes subscription services such as Hulu and Netflix. In 2010, Redbox controlled 31% of the market share within the vending machine portion of the distribution business, while 41% of the subscription services were in the hands of Netflix and Hulu. As the dominate player in the vending side of the content distribution business, it is impossible for an independent individual to participate from an ownership standpoint with Redbox. The Company has identified opportunities that exist within the mid-size independent grocery and convenience store arena, especially those that exist within the Hispanic community. These readily available locations have been overlooked by Redbox as their focus has primarily been centered around large national chains such as Walmart, 7-11, and Walgreens. The Company is informed and thereon believes that there exists over 60,000 qualified locations for entertainment kiosks across North America. The mid-sized chains and independent retailers fully realize the benefit of providing entertainment rental kiosks to their customers and are turning to independent kiosk operators to satisfy that demand. The strategy of the Company is to establish a network of state-of -the art rental kiosk in locations previously mentioned, as well as college campuses, apartment buildings, and large condominium complexes.

## Minority Health Network

It should be understood that the transaction as proposed is solely seeking to acquire the assets of the African American Medical Network and none of the corporate liabilities, nor the corporation in and of itself. It should be further understood that the assets in their present state are inactive pursuant to its corporate entity's dormant state and have been under utilized with regards to their full market exploitation potential when it was operational. However, it is the very existence of the fact that due to this lack of proper exploitation, the opportunity exists to truly maximize the earning potential of these assets given proper management. It is believed that the number of locations the network operated in amounted to 279 across the national landscape.

The broadcast network system is advertiser driven. The networks finance or license programming designed to draw large viewer-ship which in turn drives commercial advertising sales, which is the primary source of network income relying on both national and a local audience (with commercial sales broken down accordingly), and a primary and secondary market for its programs, with these audience and market dynamics being interrelated. Under this model, the primary market for television programs is the first-run broadcast over one of the television networks for which the national audience is the primary target. The national audience is created by broadcasting the program more or less concurrently in all areas of the country over network owned and/or affiliated stations. Secondary markets are the rerun syndication market and foreign distribution. The rerun syndication market is a local market in which local independent stations acquire and rerun network originated programming to lure advertisers, who in turn seek audience in that area as the primary advertising target. Armed with the above information regarding the operation of major television and cable networks, it becomes increasingly clear that many of the aspects that drive the business models of the major television networks are present within the business model of the Company with respect to the Minority Health Network division. To wit the following:

1. There currently exists within the African American Medical Network broadcast cycles of 40 minutes within an 8 hour loop containing 24 thirty-second advertising spots per cycle, or 12 minutes of available advertising time. Each commercial plays every 40 minutes within 7 original programming cycles. There exists, at present, approximately 83 original medical educational programs as part of the assets to be acquired.

2. Production of the content appearing on the network represents another revenue stream. Each of the information and educational segments is in fact a miniature version of a television show while at the same also being an infomercial for the product or service.

3. Non-Medically related advertising. Due to the average waiting room time of 20 minutes the positioning of non-medical but demographically focused advertising becomes

a viable source of revenue on the network, especially as the network size increases in locations, as well as markets. Some of these potential advertisers are as follows:

a. Films and television programs specifically geared towards the African American community;

b. concert and local event promotions;

c. educational outreach by local schools and universities;

d. health related products;

e. food purveyors promoting the healthy aspects of their products, (i.e. McDonald's, Wendy's, etc.).

The ability to target a specific audience group has rapidly increased the focus of narrow casting on the part of advertisers. We now see the same atmosphere and approach occurring with programming available for viewing on the Internet, cell phones, video iPods, Sony Play-Stations (PSP), as well as on an increasing variety of personal media players. All of these platforms can be potentially cross marketed by way of the network by virtue of the fact that they all operate via broadband transmission. The use of coupons and bonuses exclusively derived from the local network participant creates a symbiotic relationship between the local network member and its local advertisers' outlet.

## Film and Television Division

The Company has identified the minority market, both African American and Hispanic, as an under served demographic in the production dn distribution of mainstream titles. The success of the few films that feature predominantly minority cast members within the recent past evidences the ethnic demographic as a potential huge source of revenue once provided with motion picture and television programs wherein minority cast members constitute the predominant cast with storylines that are universal.

There are approximately 25,000 movie screens in the United States. When a major distributor opens a film in wide screen distribution, the number of screens within that release may be as high as 6,000 simultaneously. This type of release is generally reserved for "blockbuster" type films. Major distributors provide the most market clout for an independent producer but not necessarily the most profit. The ability to mount large scale promotional and advertising campaigns is a major attraction to an independent producer. However, the advances for such campaigns are usually paid back with interest out of the producer's share of the profits. The standard division of profits between a major distributor and an independent producer for a domestic theatrical release is 60-70% to the producer and 30-40% to the distributor. The apparent fairness of the 70/30 proposition belies the generally accepted practice on the part of the major distributor to take 30 cents from each dollar off the top and then deduct all other distribution expenses from the remaining 70 cents prior payment to the independent producer. The independent distributor on the other hand although releasing approximately the same number of films on a per annum basis as the major distributors and offering smaller advances and less promotional expenditures, on a domestic distribution deal will offer an independent producer a 50/50 split. Distribution expenses are taken off the top and the remaining balance equally divided between the distributor and the independent producer. The Company has the ability to realize a significant distribution advantage by virtue of its ability to self-distribute titles through its kiosk division wherein it can retain a significantly greater share of the distribution revenues derived from that particular distribution channel. By controlling all of the potential revenue streams associated with a motion picture, the Company reduces the risk of recoupment on each release. Some of the other potential revenue streams are as follows:

*Foreign Distribution*

Foreign distribution of motion pictures accounts for approximately one-half of the total revenues derived from the industry. Most, if not all independent films are distributed abroad by a sales agent. The sales agent will take films, along with any promotional material, to various markets in an attempt to sell the films. Due to the ever increasing demand for American made product as well as the overall emerging sophistication of the international markets, more and more sales agents are establishing permanent deals with distributors creating their own network of distribution partnerships within their respective territories. It is common practice for a producer to secure separate distribution of the domestic and foreign markets. Foreign distribution denotes territories outside of the United States and Canada. A foreign distributor is that individual or entity that buys the rights to market and distribute films in a specific market or territory. These markets are subject to fluctuations in the amount of money each respective territory is likely to yield to an independent producer for a film within a certain budget range based upon the general economic conditions within each country. Many independent motion pictures complete all or part of their production finance on the basis of pre-sale agreements with foreign distributors. Pre-sale agreements can be either pledged as collateral to a bank in exchange for a loan towards production financing or to the equity investors. Pre-sales are normally assigned on a direct-pay basis and begin to pay off upon the delivery of the picture to the buyers. Sales to foreign distributors usually involve an advance against a percentage of sales for a given territory. Characteristically the foreign distributor will pay the advance to the sales agent on behalf of the producer which will be paid back with interest out of the producer's percentage of profits within that country or territory. This advance usually constitutes the total return to the producer out of any given territory. The Company, as the producer, anticipates the establishment of a relationship with a foreign sales agent that would be based upon the Company being able to provide a slate of films for foreign distribution thereby enabling the Company to extract terms more favorable than if the Company simply sought foreign distribution of its film on a per film basis hereby reducing the Company's exposure to risk on its production financing.

*Revenues From Sale or Licensing of Ancillary Rights*

The distribution revenues as previously outlined herein above have dealt solely with the theatrical exploitation of the motion pictures. However, revenues from the sale or license pertaining to rights contained within a given motion picture flow from many different sources. These sources include the following:

Non-theatrical Distribution/Exhibition (airlines, hotels, military bases, etc.)
Video-gram Distribution (VHS, DVD, Laser Disc)
Pay-Television Networks and Delivery Services (Premium Cable/Satellite Channels, Pay-Per-View)
Non-Pay Television (Cable and Broadcast Networks, Independent Local Channels)
Ancillary Rights (Soundtrack, Publishing, Merchandise)

Revenues from theatrical distribution are the first to be received, thereafter followed by video-gram and non-theatrical revenues, and finally, television license fees. Receipts from ancillary rights are often unpredictable, and are dependent upon the type of product, the marketing efforts of the licensees, and factors related to public taste and trends in popular culture at the time of exploitation.

**(b) Describe how these product or services are to be produced or rendered and how and when the Company intends to carry our its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any existing major supply contracts.**

**Entertainment Rental Kiosk Division**

The Company will contract to acquire 100 kiosks and inventory for the approximate sum of $1.8 million. The initial implementation of the units will be largely in the independently owned ethnic supermarket sector as previously described herein. As evidence of the synergies that exist between the three divisions of the Company, the Company intends, over a period of time, seek to implement the kiosks within close proximity of the locations associated with the minority network dispensing nonprescription pharmaceuticals.

**Minority Health Network Division**

The minority network will initially be realized from the acquisition of the presently dormant assets that comprise approximately 279 medical office locations across the continental United States in 26 states that are in urban neighborhoods from the capital raised in this Offering. The exploitation of these assets in part will be dependent upon the Company developing strong relationships within the advertising agency arena. An interesting manifestation of the integrated media focus dynamic has been the emergence of product placement as an important source of both revenue and promotional benefits to advertiser clients. Recognizing the value of placements, both manufacturers and the motion picture studios have devoted greater attention to this area, frequently negotiating for significant compensation for placement for their products. Advertisers on seeking to stave off viewer tendency to utilize DVR and Tivo devices to fast forward through commercials by imbedding their products in the programming (e.g., the judges of "American Idol" are rarely seen without a Coca Cola in hand), and to vide-games (where otherwise virtual billboards during car chases may feature real advertising). The Company intends to significantly integrate the placement of products that are within the targeted demographics of advertisers that are striving to narrow cast their respective messages in the form promotional giveaways, etc.

**Film and Television Division**

It is the intention of the Company to finance, produce, and cause the distribution of feature-length, 35 mm color motion pictures, from the capital raised form this Offering. Each of the films to be produced by the Company is to based upon an original screenplay, the rights of which will be acquired by the Company. The anticipated ratings for the motion pictures from the Motion Picture Association of America are expected to be from PG to R. The length of time from the inception of development of a screenplay to a distributable film is at minimum six (6) months. Therefore, realization of any revenues form the distribution of the film will not occur for at least one year for the date of initial theatrical distribution. The Company will seek to obtain both domestic and foreign distribution relationships most favorable to the Company and in accordance with the Company's overall business plan.

**( c)(1) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

The entertainment rental kiosk division of the Company will compete in the automated retail business which will be deployed in highly trafficked retail locations such as grocery stores, independent gas stations, and convenience stores. The Company will focus primarily in the western United States to begin with and expand regionally nationwide over time.

The assets of minority health network that the Company intends to acquire are already situated within 26 states across the country and the Company is uniquely positioned upon acquisition of the aforementioned assets to capture significant market share pursuant to the fact that no other similar company exists offering similar services.

The American Jobs Creation Act of 2004 has created an extraordinary new tax incentive for film producers making low-and medium budget films (under %15.0 or $20.0 million) in the

U.S. The new law, (IRC sec. 181), allows producers of qualifying films to elect out of uniform capitalization rules which mandate that film costs be deducted gradually over a film's useful life or be matched to a film's projected income. As per sec. 181, costs of qualifying films can now be deducted in full the year they are incurred. The purpose of the new tax law is to stimulate investment in domestic film production operations and make domestic film production more competitive with foreign production options. The Company intends to specialize in the production of films and television programs that are budgeted between $3 million and $5 million. Thus productions of the Company will be conducted across the nation depending upon the best site locations required to convey the underlying story of the film or television program.

**( c)(2) Indicate if competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.**

The Company with its entertainment rental kiosk division will compete by positioning our retail sites in strategic locations, negotiating multi-site favorable contracts with major independent retailers, negotiating favorable content supply contracts which avoid the typical industry 28 day delay in the release of new entertainment content to the customers, and maintaining competitive industry standard pricing for the Company's entertainment rentals and other products.

Redbox is the principal competitor of the Company in the entertainment rental kiosk business. With over 40,000 locations nationwide Redbox has been the industry leader in setting the pricing standards for entertainment rentals on a per night basis of $1.20. Redbox currently averages approximately $2 billion in annual revenue.

The lack of future expansion within the United States is the major challenge for Redbox. As a major distributor in the marketplace for motion pictures, Redbox is subject to the industry's 28 day delay for the release of new studio produced content. As an independent operator, the Company will have an advantage in being able to offer new releases on the day of release, rather than weeks later, as Redbox must with the majority of titles.

The Company will also compete with other non-kiosk entertainment content providers, including other distribution channels, which may have more experience, greater or more appealing inventory, better financing, and better relationships with those in the movie and video-game industries. Please see the RISK FACTORS which detail these non-kiosk entertainment content provider competitors.

Minority Health Network Division

The Company's minority health network upon acquisition will not face any direct competition the marketplace. The challenges the Company will face are detailed in the RISK FACTORS set forth herein.

Film and Television Division

Some segments of the film and television industry are highly competitive. In the Production Phase, competition will affect the Company's ability to obtain the services of preferred performers and other creative personnel. The Company will be competing with the producers of other motion pictures and programs in arranging for distribution in the domestic marketplace and in other markets and media. In the Distribution Phase, competition will limit the availability of viewers required for the successful distribution of the television programs. The television programs will be competing directly with other television programs and indirectly with other forms of public entertainment. The Company will compete with numerous larger film and television program production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of film and television programs.

The Company's advantage will be based upon its ability to set forth a platform upon which talented individuals can collectively join forces to create marketable product wherein the whole is greater than the sum of individual creative parts. As is the case with a repertory theater company, this Company seeks to create an environment wherein talented individuals can freely engage in multiple disciplines over the course of an extended period of time to further develop their individual craft skills. This opportunity will be limited in scope to individuals already working within the industry at a successful career level, who've developed recognition within the film attendee marketplace. The opportunity for an experienced director, or actor/actress to bring forth a pet project with the knowledge that the supporting infrastructure exists to realize their vision, as either an actor, or in another capacity be it as a director, producer or whatever constitutes the Company's model.

**Note: Because this Offering Circular focuses primarily on details concerning the Company rather that the industry in which the Company operates or will operate, Potential investors may wish to conduct their separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.**

**(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market.**

With respect to the entertainment kiosk division, the Company will seek to form strategic relationships with independent distribution companies that specialize in the programming of the ethnic demographics the Company is targeting. The minority health network division will employ sales representatives on a regional basis to market the advertising time available on the network to national, regional, and local advertisers seeking to reach the specific ethnic demographic of network. Finally, the media production division is not an entity to be marketed, but an entity to produce content to be distributed on all currently known and available platforms, as well as those yet to be developed. The marketing of the content produced will be the responsibility of the distribution company to which the content is sold.

**Indicate how and by whom its products or services are, or will be marketed (such as by advertising, personal contact be sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies.**

The marketing approach for each division is described in the first part of this question herein above. The Company is cognizant of the development and experience of Redbox, as a case study which the Company has observed in the press and public filings. As a direct result, the company has gained insight on consumer behavior, the importance of the technological quality of the entertainment kiosks, operational practices, as well as the procedures and relationship building that undergirds contracting with retailers. The Company believes that these, along with further insights internally developed will inform the marketing strategies of the Company.

**Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales.**

None

**Describe any major existing sales contracts.**

None

**(e) State the backlog of written firm orders for producing and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

N/A

**(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate the supplemental benefits or incentive arrangements the Company has or will have with its employees.**

The company does not have any employees. The Company anticipates the hiring of employees and consultants over the next 12 months, provided sufficient capital is raised to implement a sales and marketing force. The numbered hired will depend upon the amount of capital raised. The Company does not anticipate collective bargaining agreement or strikes. The company may eventually develop an employee stock benefit program.

**(g) Describe generally the principal properties (such as real estate, plant, or equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, he cost of such acquisitions and the sources of financing it expects to use obtaining these properties, whether by purchase, lease, or otherwise.**

The Company, at present, does not own or possess any principal properties, neither is the Company obligated for, on, or to any leases. Subject to the success of the Company's capital raise, the Company intends to lease corporate office space that would include sufficient warehouse space for the entertainment kiosk division and said division's anticipated immediate growth.

**(h) Indicate to this extent to which the Company's operation depend or are expected to depend upon patents, copyrights, trade secrets, know-how or proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like.**

Neither the Company's entertainment kiosk division, nor the minority health network are dependent upon patents, copyrights, or trademarks. However, the Company's media production division is dependent upon the acquisition of copyrights. In the development stage, underlying literary material for a film or television program project is acquired, either outright, through an option to acquire such rights or by engaging a writer to create original literary material. If the literary material is not in script form, a writer must be engaged to create a script. The script must be sufficiently detailed to provide the production company with enough information to estimate the cost of producing the program.

**Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this and what percentage of revenues research and development expenditures were for the last fiscal year.**
The Company has no license agreements

**(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

Of the Company's proposed three divisions, it is only the entertainment kiosk division that wold be subject to municipal regulation in the sense that the placement of the kiosks would have to be in compliance with specific zoning ordinances. The placement of the entertainment kiosk would be such that the retail locations are already compliant, as it would be the responsibility of the landlord of the respective premises. The Company presently has no employees. Therefore, the company is not subject to any labor laws, or obligated thereunder. Upon the hiring of employees, this would change.

**(j) State the names of any subsidiaries of the Company, their business purpose and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

See: Business Description and Financial Statements in this Offering.

**(k) Summarize the material events in the development of the Company ( including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The Company is a development stage business, and therefore there does not exist any prior financial or business event history. The divisions, as discussed herein, are yet to be created pursuant to the Company's successful capital raise through this Offering Circular.

**4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events, which in management's opinion, must or should occur or the milestones which in managements's opinion the Company must or**

**should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

The Company is a development stage business, and therefore there does not exist any prior financial or business event history.

**(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.**

The Company is a development stage business, and therefore there does not exist any prior financial or business event history.

## OFFERING PRICE FACTORS

**If the securities offered are common stock, or exercisable for or convertible into Common stock, the following factors may be relevant to the price at which the securities are being offered.**

**5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis).**

N/A

**6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

N/A

**7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis) for this purpose, net tangible book value means total assets (exclusive of copyrights, patents, good will, research and development costs and similar intangible items) minus total liabilities.**

The Company has no net tangible book value pursuant to the fact that all of the projected assets and divisions will be realized upon a successful capital raise by virtue of this Offering Circular.

**If the net tangible book value per share is substantially less than this offering, (or exercise or conversion) price per share, explain the reasons for the variation.**

N/A

**(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of person to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration (Exclude bank debt)**

N/A

**8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective rights or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants, or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold: 21%

If the minimum is sold: .7%

**(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)?**

If the maximum is sold: $5,000,000

If the minimum is sold: $ 125,000

**Note: After reviewing the above, potential investors should consider whether or not the offering price (or the exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

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## USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

**If Minimum Sold If Maximum Sold**

| | *If Minimum Sold* **Total Proceeds $125,000** |
|---|---|
| Commissions & Finders Fees | -------- |
| Legal & Accounting | 75,000 |
| Office & Phones | 20,000 |
| Payroll | 20,000 |
| Sub-total | 115,000 |
| Contingency | 10,000 |
| Total | $ 125,000 |

| | *If Maximum Sold* **Total Proceeds $5,000,000** |
|---|---|
| Commissions & Finders Fees | ---------- |
| Legal & Accounting | 75,000 |
| Office & Phones | 50,000 |
| Acquisition of 300 Kiosks | 1,800,000 |
| Acquisition of Minority Health Network | 2,000,000 |
| Film & T.V. Development | 500,000 |
| Marketing & Promotion | 75,000 |
| Inventory | 50,000 |
| Insurance | 10,000 |
| Payroll | 350,000 |
| Computers & Software | 15,000 |
| Furniture & Equipment | 10,000 |
| Parking | 500 |
| Transportation | 4,500 |
| Travel & Lodging | 60,000 |
| Total | 5,000,000 |

**Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his/her investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

**10(a) If material amounts of funds from sources other than this offering are to be in conjunction with this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent.**

None.

**(b) If any material part of the proceeds is to be used to discharged indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

None.

**( c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

None.

**(e) If any amount of the proceeds are to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:**

None

**11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

Any liquidity or cash flow problems that the Company may encounter in the ensuing 12 months will be dependent upon whether or not the Company is able to raise sufficient capital to acquire the proposed 300 entertainment kiosks. The installation of the kiosks will, as proposed by the Company's projections, is expected to generate revenues sufficient to provide liquidity for the Company. The Company is not obligated on any note, loan, lease, or any other indebtedness.

**12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

Should the Company be able to raise the maximum amount as set forth in this Offering Circular, the Company will be sufficiently capitalized to satisfy the Company's cash requirements for the next 12 months. Absent raising the maximum amount, the Company will need to raise additional capital either through debt or equity financing.

## CAPITALIZATION

**13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom.**

**Present Capitalization:**

**Number of common shares authorized:** 100,000,000 shares. **Par or stated value per share, if any:** $0.0001. **Total shares of Common Stock outstanding:** 70,500,000 as of 01/31/2015. **Total shares of Series B Preferred Stock outstanding:** 1,000,000.

**Capitalization After Minimum Offering Presuming 500,000 Shares Sold:**

**Number of common shares authorized:** 100,000,000 shares. **Par or stated value per share, if any:** $0.0001. **Total shares of Common Stock outstanding:** 71,000,000. **Total shares of Series B Preferred Stock outstanding:** 1,000,000 (No Change).

**Capitalization After Maximum Offering Presuming 20,000,000 Shares Sold:**

**Number of common shares authorized:** 100,000,000 shares. **Par or stated value per share, if any:** $0.0001. **Total shares of Common Stock outstanding:** 90,500,000. **Total shares of Series B Preferred Stock outstanding:** 1,000,000 (No Change).

**Number of common shares reserved to meet conversion requirements or for the issuance upon the exercise of options, warrants or rights.**

None.

While the presently 1,000,000 outstanding share of Series B Preferred Stock have the right to convert into Common Stock at the rate of 100 shares to 1, The Company does not have a present obligation to increase its number of authorized shares to have 100,000,000 shares in reserve for the conversion of Series b Preferred Stock. Upon notice that the Series B Preferred Stock shareholders wish to convert their preferred stock into a number of shares of Common Stock that exceeds the presently outstanding number of authorized shares, the Board of directors of the Company will immediately approve the increase in authorized shares and cause the Company to file an appropriate amendment to its Articles of Incorporation.

## DESCRIPTION OF SECURITIES

**14. The securities being offered hereby are: [X] Common Stock**

**15. These securities only have voting rights as holders of Common Stock under state law.**

**These Securities have no special voting rights or cumulative voting rights. There are no preemptive purchase rights. There are no rights to dividends, and no dividends are anticipated. There is no preference upon liquidation of the Company to Common Stock.**

**16. The Securities are not convertible. They do not carry warrants or option rights.**

**17. The Securities are Common Stock only. They are not notes or debt, nor do they have any features or benefits of notes or debt. There is no interest-type payment associated with the Common Stock. There is also no right to repayment of any amount invested in the Common Stock.**

**18. If securities are Preference or Preferred stock:**
**Are unpaid dividends cumulative [ ] Yes [X] No**
**Are securities callable [ ] Yes [X] No**

**Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

The Securities offered under this Offering Circular are common Stock and not Preferred Stock. The Company has a class of Series B Preferred Stock outstanding that is not the subject of this Offering.

**19. If Securities are capital stock of any type, indicate restrictions.**

The Company does not anticipate the payment of any dividends. The Company expects that any financing arrangements that may be negotiated would contain covenants restricting the payment of dividends.

**20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis).**

There are no assets available for payment of dividends.

## PLAN OF DISTRIBUTION

**21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

N/A

**22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("finders" are persons, who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in the furtherance of this offering.)**

N/A

**23. Describe any material relationships between any of the selling agents or finders and the Company or its management.**

N/A

**Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or**

**finders to buy the securities.**

N/A

**24. If this offering is not being made through selling agents, the names of the persons at the Company through which this offering is being made:**

Fernando A. Periera, CEO

**25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals ( as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:**

**Will the certificates bear a legend notifying holders of such restrictions? [ ]Yes [ ] No**

N/A

**26. (a) name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

**The Company's escrow agent for the Minimum Amount of the Offering is:**

KBL, LLP
535 Fifth Avenue, 16th Floor
New York, NY 10017

**(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:**

September 15, 2015

**( c) Will interest on proceeds during escrow period be paid to investors?** [ ] Yes [X] No

**27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined.**

The majority of the shareholders of the Company are all directors and will have ongoing sale restrictions pursuant to Rule 144.

**Note: Equity investors should be that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.**

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

**28. If the Company has within the ast five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when.**

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

**29. Chief Executive Officer:** Fernando A. Periera

**Office Street Address:** 600 N. Rosemead Boulevard, Suite 100, Pasadena, CA

**Telephone No.:** 626-435-7866

**Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.**

2008-Present Self-employed as CEO of Pastiche Entertainment, LLC engaged in the business structuring film finance transactions and the production of music in the film, television, and recorded music industries.

**Education:** Juilliard School

**Also a Director of the Company: [X] Yes [ ] No**

**30. Chief Operating Officer:** TBD

**Also a Director: [ ] Yes [ ] No**

**31. Chief Financial Officer:** Allen J. Bailey

Alan J. Bailey has been a Senior Financial Studio Executive with Paramount Pictures for 35 years.
**Also a Director: [X] Yes [ ] No**

**32. Other Key Personnel:**

(A) Xavier Monroy

2010-Present Self employed as an independent consultant responsible for brokering business relationships with C-Store Chains, Grocery Chains, Specialty Shop Chains, Discount Chains, Drug Stores and Large Retailers (Big Box).

**Also a Director:** **[X ] Yes [ ] No**

(B)

**Also a Director:** **[ ] Yes [ ] No**

(B)

**DIRECTORS OF THE COMPANY**

**33. Number of Directors:** 3

**If Directors are not elected annually, or elected under a voting trust or other arrangements, explain:** N/A

**34. Information concerning outside or other Directors (i.e. those not described above):**

N/A

**35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[ ] Yes [X] No

**(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

N/A

**( c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.**

N/A

**(d) If the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

N/A

**(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or surviving spouse.**

N/A

**36. If a petition under the Bankruptcy Act or any State insolvency was filed by or against the Company or its Officers, Directors or key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such person s was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such action.**

N/A

**Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

## PRINCIPAL STOCKHOLDERS

**37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities ( identifying them by asterisk) and show average price per share as if conversion had occurred. Indicate by footnote if the price paid was for a consideration other than cash and he nature of any such consideration.**

Fernando A. Periera owns 50,500,000 of the Issuer's Restricted Common Shares, 25,000,000 of which are subject to a two year lock up agreement. Mr. Periera controls 72% of the Company's Common Stock.

Fernando A. Periera owns 1,000,000 Series B Preferred Shares

Alan J. Bailey, owns 15,000,000 of the issuer's Restricted Common Shares, 7,000,000 of which are subject to a two year lock up agreement. Mr. Bailey controls 21% of the Company's Common Stock.

Xavier Monroy owns 5,000,000 of the Issuer's Restricted Common Shares, 2,000,000 of which are subject to a two year lock up agreement. Mr. Monroy controls 7% of the Company's Common Stock.

The Series B Preferred Stock can convert into Common Stock at a ratio of 100 to 1. Therefore, upon the full conversion of the Series B Preferred there would be an additional 100,000,000 added to the 50,500,000 Common Stock presently owned by Fernando A. Periera.

**38. Number of shares beneficially owned by Officers and Directors as a group:**

N/A

**MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION**

**39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe:**

N/A

**(b) If the Company has made loans to, or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

N/A

**( c) If any of the Company's Officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this**

**offering, explain and state the amounts involved.**

N/A

**40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

N/A

**(b) If remuneration is expected to change or has been unpaid in prior years, explain:**

N/A

**( c) If any employment agreements exists or are contemplated, explain:**

N/A

**41. (a) Number of shares subject to issuance under presently outstanding purchase agreements, stock options, warrants or rights: N/A shares ( N/A % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversions of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities.**

N/A

**(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:** N/A shares.

**( c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

N/A

**42. If the business is highly dependent on the services of key personnel, describe any arrangements to assure that these persons will remain with the Company and compete upon termination.**

The business is highly dependent upon the services of Fernando A. Periera, Chief Executive Officer and Director. At present, there exist no employment arrangements, agreements, or contracts with any key personnel, however upon the sufficient raise of capital, the

Company intends to commence the preparation of competitive industry compensation agreements, inclusive of cash, equity and participation in an employee stock option plan. Further, the Company has identified executives and consultants within each of the three industries and upon the successful raise of capital by the Company, the Company will broaden its employee and consultant base with these individuals.

**Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

## LITIGATION

**43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or actions involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.**

There does not exist any past, present, or threatened litigation or administrative proceedings against either the Company or any of its Officers, Directors, or key personnel.

## FEDERAL TAX ASPECTS

**44. If the Company is an S corporation under the Internal Revenue Code of 1986, and ti is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon the tax benefits. Attach any opinion or description of the tax consequence of an investment in the securities by the tax advisor.**

The Company is a C corporation.

**Note: The company makes no representation or advisory as to the tax consequences to an investor upon an investment in the Securities. Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details and the extent that the tax benefits would be available and advantageous to the particular investor.**

## MISCELLANEOUS FACTORS

**45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering circular not misleading or incomplete.**

N/A

## FINANCIAL STATEMENTS

**46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.**

See Addendum to 46 attached hereto.

## MANAGEMENT DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

**47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.**

N/A

**48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company business which, in the opinion of Management, will have a significant impact ( either favorable or adverse) upon the Company's results of operations within the next twelve months, and give a rough estimate of the probable extent of the impact, if possible.**

N/A

**49. If the company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:** N/A

**What is the anticipated gross margin for next year of operations? If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.**

The anticipated gross margins for each of the Company's proposed divisions are attached hereto and incorporated by reference as Addendum To 49.

**50. Foreign sales as a percentage of total sales for last fiscal year:** N/A
**Domestic government sales as a percentage of total domestic sales for last fiscal year:** N/A
**Explain the nature of these sales, including any anticipated changes:** N/A

ADDENDUM TO 49

MINORITY MEDICAL NETWORK DIVISION

# Financial Model Assumptions

| | Basis | Forecast Year 1 | Forecast Year 2 | Forecast Year 3 | Forecast Year 4 | Forecast Year 5 |
|---|---|---|---|---|---|---|
| **Operating Metrics** | | | | | | |
| Average Cost per Thousand (CPM) | | $25.00 | $ 25.00 | $ 25.00 | $ 25.00 | $ 25.00 |
| Number of viewers per waiting room | Monthly | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 |
| 30-second spots per hour | | 24 | 24 | 24 | 24 | 24 |
| Advertising sellout rate | | 50% | 75% | 83% | 83% | 83% |
| **Capital Expenditures** | | | | | | |
| Per Screen Capex | | $ 2,000 | $ 2,000 | $ 2,000 | $ 2,000 | $ 2,000 |
| Deployed New Screens | | 300 | 500 | 200 | | |
| Per Content Capex | | $20,000 | $ 20,000 | $ 20,000 | | |
| Content Segment Produced | | 30 | 30 | 30 | | |

# Financial Projections Overview

| Revenues | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Revenues | $1,080,000 | $4,320,000 | $ 6,000,000 | $ 6,000,000 | $ 6,000,000 |
| Outside Sales Comm. | 270,000 | 1,080,000 | 0 | 0 | 0 |
| Total Net Revenue | $ 810,000 | $3,240,000 | $ 6,000,000 | $ 6,000,000 | $ 6,000,000 |
| Barter Revenue | 90,000 | 240,000 | 300,000 | 300,000 | 300,000 |
| Total Net Revenue | $ 900,000 | $3,480,000 | $ 6,300,000 | $ 6,300,000 | $ 6,300,000 |
| Direct Costs | | | | | |
| Maintenance & Software License | $ 50,000 | $ 100,000 | $ 125,000 | $ 125,000 | $ 125,000 |
| Total Direct Costs | 50,000 | 100,000 | 125,000 | 125,000 | 125,000 |
| Gross Profit | $ 850,000 | $3,380,000 | $ 6,175,000 | $ 6,175,000 | $6,175,000 |
| Total Sales & Marketing Expenses | $ 70,000 | $ 70,000 | $ 70,000 | $ 70,000 | $ 70,000 |
| Total General Administrative Costs | $ 700,000 | $ 700,000 | $ 700,000 | $ 700,000 | $ 700,000 |
| EBIDTA | 80,000 | $2,610,000 | $5,405,000 | $6,405,000 | $ 6,405,000 |
| Capital Expenditure Sites | $ 600,000 | $1,000,000 | $ 400,000 | | |
| Capital Expenditure Content | 600,000 | 600,000 | 600,000 | | |
| Free Cash Flow | $ (,520,000) | $ 500,000 | $4,405,000 | $ 6,405,000 | $ 6,405,000 |

## OPERATING METRICS

| | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 |
|---|---|---|---|---|---|
| Total Screens | 300 | 800 | 1,000 | 1,000 | 1,000 |
| Company Revenue/Screen | 300 | 450 | 500 | 500 | 500 |
| Barter/Screen | 25 | 25 | 25 | 25 | 25 |
| Company Screens | 300 | 800 | 1,000 | 1,000 | 1,000 |
| New Company Screens | 300 | 500 | 200 | | |
| Barter Screens | 300 | 800 | 1,000 | 1,000 | 1,000 |

| | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 |
|---|---|---|---|---|---|
| Outside Sales Commissions | 0.25 | 0.25 | | | |
| Sites | 300 | 800 | 1,000 | 1,000 | 1,000 |
| Spots | 12 | 18 | 20 | 20 | 20 |
| Direct Costs | 87 | 87 | 87 | 87 | 87 |
| G & A | 700,000 | 700,000 | 700,000 | 700,000 | 700,000 |
| New Sites | 300 | 500 | 200 | | |
| Capex Each | 2,000 | 2,000 | 2,000 | | |
| Barter Sites | 300 | 800 | 1,000 | 1,000 | 1,000 |
| Revenue/Barter Site | 25 | 25 | 25 | 25 | 25 |

# ENTERTAINMENT KIOSK DIVISION

REVENUE PROJECTIONS

| YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 |
|---|---|---|---|---|
| Revenue | Revenue | Revenue | Revenue | Revenue |
| $1,343,166 | $4,098,343 | $7,455,441 | $10,988,100 | $10,296,000 |
| Net Cash | Net Cash | Net Cash | Net Cash | Net Cash |
| $ 3,989 | $ 6,577 | $1,775,827 | $6,746,465 | $11,805,461 |
| Number of Install: 113 | 99 | 88 | 0 | 0 |
| Cumulative Installs: 113 | 212 | 300 | 300 | 300 |

5 Year Revenue $33,381,855

Net Cash $11,805,461

# FILM AND MEDIA PRODUCTION DIVISION

The film and television business is not one that falls within the parameters of the typical business wherein the end user and the gross margins represented there upon are easily quantified in a simple metric. Therefore, a metric cannot and will not be provided. However, the company will set forth the following data.

Market Share for Each Distributor in 2013

| Rank | Distributor | Movies | 2013 Gross | Tickets | Share |
|---|---|---|---|---|---|
| 1 | Warner Bros. | 29 | $1,861,194,799 | 228,087,584 | 17.08% |
| 2 | Walt Disney | 18 | $1,721,354,677 | 210,950,321 | 15.79% |
| 3 | Universal | 19 | $1,415,663,293 | 173,488,139 | 12.99% |
| 4 | Sony Pictures | 20 | $1,149,187,808 | 140,831,830 | 10.54% |
| 5 | 20th Century Fox | 20 | $1,069,359,977 | 131,049,009 | 9.81% |
| 6 | Lionsgate | 20 | $1,017,528,833 | 124,697,152 | 9.34% |
| 7 | Paramount Pictures | 17 | $975,265,316 | 119,520,022 | 8.95% |
| 8 | Weinstein Co. | 19 | $465,961,091 | 57,103,065 | 4.28% |
| 9 | Relativity | 9 | $241,346,610 | 29,576,786 | 2.21% |
| 10 | FilmDistrict | 6 | $213,524,442 | 26,167,209 | 1.96% |

Market Share for Each Genre in 2013

| Rank | Genre | Movies | 2013 Gross | Tickets | Share |
|---|---|---|---|---|---|
| 1 | Adventure | 34 | $2,792,509,513 | 342,219,287 | 25.62% |
| 2 | Action | 45 | $2,215,859,922 | 271,553,661 | 20.33% |
| 3 | Comedy | 113 | $2,215,214,635 | 271,472,328 | 20.32% |
| 4 | Drama | 237 | $1,352,511,561 | 165,749,422 | 12.41% |
| 5 | Thriller/ Suspense | 73 | $1,143,923,960 | 140,186,729 | 10.50% |
| 6 | Horror | 30 | $451,916,806 | 55,381,948 | 4.15% |
| 7 | Romantic Comedy | 24 | $192,938,406 | 23,644,402 | 1.77% |
| 8 | Western | 4 | $165,868,842 | 20,327,061 | 1.52% |
| 9 | Black Comedy | 12 | $162,877,188 | 19,960,434 | 1.49% |
| 10 | Musical | 6 | $76,513,175 | 9,376,612 | 0.70% |

ADDENDUM TO 33
RESUMES OF OFFICERS/DIRECTORS

Fernando A. Periera - CEO

Mr. Periera, since 1991 has been actively involved in the business of corporate finance. Formerly an investment advisor and principal with PG Financial Partners and Chameleon Capital Corp. In 2000, Mr. Periera was engaged in the sale and lease-back of motion pictures in the United Kingdom through the firm, Film Strategies U.K. The film "Solomon & Gaynor was nominated for an Academy Award as the foreign film entry for the United Kingdom as a direct result. Mr. Periera is classically trained as a composer having studied in New York City with the renowned American composer, Lawrence Widdoes, privately, as well as at the famed Juilliard School. Mr. Periera has also studied with Hal Johnson at the Southern California Conservatory of Music, where he was also an adjunct professor. He has performed, composed, and conducted with numerous recording artists including, Little Richard, Merry Clayton, Freddie Hubbard, Russ Ferrante of the Yellow Jackets, Pop Continental, Buddy Collette, Count Basie, Jimi Hendrix, Richie Havens, The Grateful Dead, Steve Miller, Ray Charles, Phyllis St. James, as well as The Eilat Israéli Folk Ballet Company and The Tequila Mockingbird Chamber Ensemble. He has appeared on the 25th Anniversary Show of the Grammy Awards as an arranger and conductor. He has also appeared as well as on most major concert hall sages throughout the United States including, Carnegie Hall, Lincoln Center's Avery Fisher Hall, New York City Town Hall, The Garden State Arts Center in New Jersey, and The Shrine Auditorium in Los Angeles. Mr. Periera has composed music for film and television and has functioned as a producer on numerous recordings. He produced, directed and edited infomercials for real estate and self-improvement guru, Robert Sarozek, in 1988 and 1989. In 1968, Mr. Periera was one of the founding members of the New York Society for Ethical Culture's Film Society. In 1983, Mr. Periera was recipient of the highest award given by the California Arts Council, its Maestro-Apprentice Award, to artists of distinction within the various artistic disciplines. Mr. Periera is, and has been a member of ASCAP since 1976.

Allan J. Bailey - CFO

Alan J. Bailey has been a Senior Financial Studio Executive with Paramount Pictures for 35 years. Most recently, Alan held the position of Senior Vice President and Treasurer of Paramount Pictures Corporation. In that position, Alan was responsible for a broad array of business solution responsibilities, including global treasury management, internal audit, cash planning, film slate financing, asset based financing, mergers/acquisitions, key deal structuring and tax compliance/tax planning. Most recently, Alan took several key leadership roles in the entertainment industry including CEO and CFO for Worldcast.TV, co-founder and CEO of Dynamic Media International, a new media entertainment company with three operating divisions: Dynamic Media Network, Dynamic Media Music and Dynamic Media Pictures; CFO of Sanborn Studios, a new state-of-the-art motion picture and TV studios facility in Sarasota, Florida; Operating Partner of Transworld Capital Group, a US/China financial and strategic investment advisory group; and CFO of Hollywood Entertainment EDU Holding, Inc., a leading educational and training facilitator between China and US. Alan has a varied and comprehensive level of SEC reporting expertise, mergers and acquisitions experience, senior level finance and management skills , as well as entrepreneurial and executive producer knowledge through his hands on experience producing motion pictures, TV programs and film festivals.

XAVIER MONROY -
PRES. ENTERTAINMENT KIOSK DIVISION

Accomplished, seasoned Business Development and Sales Professional with proven success in distribution, manufacturing and communications industry. Mr. Monroy has Extensive knowledge in DVD Rental Kiosk Distribution, Wireless (MVNO), Long Distance Cards, Gift Card Mall, Live Card Program, POSA, Open Loop Cards and Money Transfer and Unbanked Financial Services. As a result Mr. Monroy has developed influential relationships with C-Store Chains, Retail Chains, Grocery Chains, Specialty Shops and Independent Distribution Channels. Currently responsible for brokering business relationships with C-Store Chains, Grocery Chains, Specialty Shop Chains, Discount Chains, Drug Stores and Large Retailers (Big Box).

ADDENDUM TO 46

BALANCE SHEET

As of April 30, 2015

ASSETS

| | |
|---|---|
| CURRENT ASSETS | |
| Cash | $ - |
| Total Current Assets | - |
| TOTAL ASSETS | $ - |

LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)

| | |
|---|---|
| Current Liabilities | $ - |
| Total Current Liabilities | - |
| TOTAL LIABILITIES | - |
| Stockholders' Equity (Deficit) | |
| Preferred Stock ($.001 par value, 25,000,000 shares authorized; none issued and outstanding) | |
| Common Stock ($.001 par value, 100,000,000 shares authorized 72,500,000 issued and outstanding as of February 31, 2015) | 7,250 |
| Subscription receivables | (6250) |
| Deficit accumulated during development stage | (1,000) |
| Total Stockholders' Equity (Deficit) | |
| TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT) | $ |

See Notes To Financial Statements

CHAMELEON MEDIA GROUP, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS

| | April 30, 2015 (Inception) Through May 1, 2015 |
|---|---|
| Revenues | |
| Revenues | $ - |
| Total Revenues | - |
| General & Administrative Expenses | |
| Organizational and related expenses | 1,000 |
| Total General & Administrative Expenses | 1,000 |
| Net Loss | $ (1,000) |
| Basic Loss Per Share | $ (0.00) |
| Weighted average number of common shares outstanding | 72,500,000 |

See Notes to Financial Statements

CHAMELEON MEDIA GROUP, INC.
(A Development Stage Company)
Statement of Changes in Stockholder Equity (Deficit)
from April 30, 2015 (Inception) through May 1, 2015

| | Common Stock | Common Stock Amount | Additional Paid-in Capital | Subscription Receivable | Deficit Accumulated Through Development Stage | Total |
|---|---|---|---|---|---|---|
| February 30, 2015 (Inception) Shares issued for services at $.0001 Per Share | 72,500,000 | $ 7,250 | $ | $ (6,250) | $ | $ 1,000 |
| Net Loss February 31, 2015 (1,000) | | | | | $ (1,000) | |
| Balance February 31, 2015 | 72,500,000 | $ 7,250 | | $ (6,250) | $ (1,000) | |

See Notes to Financial Statements

CHAMELEON MEDIA GROUP, INC.
(A Development Stage Company)
Statement of Cash Flows

| | April 30, 2015 (Inception) Through May 1, 2015 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (loss) | $ (1,000) |
| Changes in Working Capital | - |
| Net cash provided by (used in) operating activities | (1,000) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Net cash provided by (used in) investing activities | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Common stock issued to founders for cash | 1,000 |
| Net cash provided by (used in) financing activities | 1,000 |
| Net increase (decrease) in cash | - |
| Cash at beginning of year | - |
| Cash at the end of year | - |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Interest paid | $ - |
| Income taxes paid | $ - |

See Notes to Financial Statements

**Note 1 – Organization and Description of Business**

Chameleon Media Group, Inc. (the "Company"), a development stage company, was incorporated under the laws of the State of Nevada on April 21, 2015 and has been inactive since inception. The Company intends to operate in accordance with its business plans for the three divisions as set forth herein with each of the divisions performing jointly and severally towards profitability.

**Note 2 – Summary of Significant Accounting Policies**

**Basis of Presentation – Development Stage Company**

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Entity" as set forth in Accounting Standards Codification 915 ("ASC 915"), Development Stage Entities. During June 2014, the FASB issued an Accounting Standards Update No. 2014-10, "Development Stage Entities (Topic 915) - Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation ("ASU 2014-10")". The objective of ASU 2014-10 is to improve financial reporting by reducing the cost and complexity associated with the incremental reporting requirements for development stage entities. ASU 2014-10 is effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. The Company has elected early implementation, as permitted by the standard, for the interim period ending September 30, 2014. All development stage language disclosures and amounts have been removed as a result of the adoption of ASU 2014-10.

**Accounting Method**

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

**Cash Equivalents**

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents

**Income Taxes**

Income taxes are provided in accordance with Accounting Standards Codification 740 ("ASC 740"), Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

**Basic Earnings (Loss) Per Share**

The FASB issued Accounting Standards Codification 260 ("ASC 260"), "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. ASC 260 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of ASC 260 effective February 30, 2015 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

**Stock-Based Compensation**

The Company recognizes the services received or goods acquired in a share-based payment transaction as services are received or when it obtains the goods as an increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria [ASC 718-10-25-2, Compensation—Stock Compensation, Recognition].

A share-based payment transaction with employees is measured base on the fair value (or, in some cases, a calculated or intrinsic value) of the equity instrument issued. If the fair value of goods or services received in a share-based payment with non-employees is more reliably measurable than the fair value of the equity instrument issued, the fair value of the goods or services received shall be used to measure the transaction. Conversely, if the fair value of the equity instruments issued in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the consideration received, the transaction is measured at the fair value of the equity instruments issued [ASC 718-10-30-2, Compensation—Stock Compensation, Initial Measurement].

The cost of services received from employees in exchange for awards of share-based compensation generally is measured at the fair value of the equity instruments issued or at the fair value of the liabilities incurred. The fair value of the liabilities incurred in share-based transactions with employees is remeasured at the end of each reporting period until settlement [ASC 718-10-30-3, Compensation—Stock Compensation, Initial Measurement].

Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based transactions to be accounted for under ASC 718 unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity and that entity makes a share-based payment to its employee in exchange for services rendered [ASC 718-10-15-4, Compensation—Stock Compensation, Scope and Scope Exceptions].

**Impact of New Accounting Standards**
The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

**Note 3 – Going Concern**
The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

**Note 4 – Stockholder's Equity**
Upon formation, the Board of Directors issued 72,500,000 shares of common stock to the founding shareholder in exchange for incorporation fees of $175, annual resident agent fees in the State of Nevada for $50, and developing the Company's business concept and plan valued at $7,000 to a total sum of $7,250. Of this amount $1,000 has been paid by the officer already with the remaining $6,250 reflected as a subscription receivable, expected to be paid in the near future.
The stockholders' equity section of the Company contains the following classes of capital stock as of May 1, 2015:

- Common stock, $ 0.0001 par value: 100,000,000 shares authorized; 72,500,000 shares issued and outstanding
- Preferred stock, $ 0.0001 par value: 25,000,000 shares authorized; but not issued and outstanding.

## SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

**CHAMELEON MEDIA GROUP, INC.**



DATE: May 1, 2015

**Name:** Fernando A. Periera
**Title:** CEO